SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

addresses the possible risk of variations may happen.

The adoption of the criterion used to ascertain the issuance price of the new shares resulted from the Company Management's strong belief that, given the high liquidity of its shares, which are part of B3's main indexes, namely Ibovespa (Elet 3 and Elet 6), Brazil Broad Index B3 - IbrA (Elet 3 and Elet 6), Brazil 50 Index - IBXL (Elet 3 and Elet 6), Brazil Index - IBXX (Elet 3 and Elet 6), Electricity Index - IEEX (Elet 3), Corporate Governance Trade Index - IGCT (Elet 3 and Elet 6), Corporate Governance Stock Index - IGCX (Elet 3 and Elet 6), Corporate Sustainability Index - ISE (Elet 3 and Elet 6), Value Index B3 - IVBX (Elet 3), Mid-Large Cap Index - MLCX (Elet 3 and Elet 6), and Public Utility Index - UTIL (Elet 3 and Elet 6), such criterion would represent the fairest value for the issuance of the new shares.

The calculation report underlying the suggested price per share can be found in Annex 04 of this Management Proposal.

3.3. Terms and procedures for the exercise of preemptive rights for subscription and payment of shares

Pursuant to Article 171 of the Corporations Law, the shareholders shall have preemptive rights to subscribe the new shares to be issued, in proportion to their respective interests in the Company's capital ("Preemptive Right"). For the exercise of the Preemptive Right, the shareholding position on the closing of the trading session of B3 of November 14, 2019 shall be considered, which is the date that the Shareholders' Meeting herein called will be held ("Cutoff Date").

From the business day after the Shareholders' Meeting, i.e. November 18, 2019 (including it), the Company's shares shall be traded ex-Preemptive Right with respect to the capital increase object of the corresponding Management Proposal.

The period for exercising the Preemptive Right will begin on the first business day following the Shareholders' Meeting, ie, on November 18, 2019 (inclusive) and will end on December 17, 2019 (inclusive).

Each shareholder shall be entitled to subscribe 0.204722 new shares for each 01 (one) shares held by him, in proportion to his interest, as ascertained on the Cutoff Date, equivalent to 20.4722% of his respective shareholding, in the types and classes described below.

Company shareholders may subscribe, pursuant to Corporations Law, common and/or class "B" preferred shares sufficient to maintain their respective proportions of interest in the total capital of the Company, as ascertained on the Cutoff Date, in compliance with the proportion of new shares to be issued under the capital increase hereby proposed.

Thus, considering that the capital increase hereby proposed meets the current proportion between existing common and preferred shares and considering the provisions under Article 171, first paragraph, letter "b" of the Corporations Law, the holders of class "A" preferred shares, during the period for the exercise of the preemptive right, will have the right to subscribe for sufficient class "B" preferred shares to maintain their respective proportions of interest in the Company's total capital, as ascertained on the Cutoff Date. According to Eletrobras' Corporate Bylaws, class "A" preferred shares could only be subscribed until June 23, 1969, and, therefore, can no longer be issued by the Company and, besides, although listed on B3, it has no liquidity like the class "B" preferred shares.

The rights related to the American Depositary Receipts ("ADRs") shares shall be exercised as provided for in the respective agreements governing the Company's ADR program (Debit Agreement).

If the increase is approved by the Shareholders' Meeting, the Preemptive Right shall be exercised within 30 (thirty) days from the divulgation of the notice to shareholders informing about the opening of the subscription period for the new shares, which shall also establish the procedures especially intended for the exercise of the Preemptive Right, apportionment, subscription and payment of the new shares.

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The maximum dilution potential was obtained by dividing the maximum number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, by the sum of number of shares in the Company's capital as of this date, namely 1,352,634,100 (One Billion, Three Hundred and Fifty-Two Million, Six Hundred and Thirty-Four Thousand and One Hundred) shares with the total number of new shares to be issued, namely 276,914,228 (Two Hundred and Seventy-Six Million, Nine Hundred and Fourteen Thousand and Two Hundred and Twenty-Eight) shares, multiplying the quotient obtained by 100 (One Hundred), according to the CVM Guidelines Official Letter.

o. Inform the terms, conditions, and manner of subscription and payment of the shares issued

If the increase is approved by the Shareholders' Meeting, the Preemptive Right shall be exercised within Thirty (30) days from the divulgation of the Notice to Shareholders informing about the opening of the subscription period for the new shares, which shall also establish the procedures especially intended for the exercise of the Preemptive Right, apportionment, subscription and payment of the new shares and any surplus unsubscribed shares.

For the exercise of the Preemptive Right, the shareholding position of the Cutoff Date shall be considered, that is, the closing of the trading session of B3 of November 14, 2019, date of the Shareholders' Meeting to be called. From the business day after the Shareholders' Meeting, i.e. November 18, 2019 (including), the Company's shares shall be traded ex-Preemptive Right with respect to the capital increase object of the corresponding Management Proposal.

The period for exercising the Preemptive Right will begin on the first business day following the Shareholders' Meeting, ie, on November 18, 2019 (inclusive) and will end on December 17, 2019 (inclusive).

Each shareholder shall be entitled to subscribe 0.204722 new share for each 1 (One) share held by him, in proportion to his interest on the Cutoff Date, equivalent to 20.4722% of his respective shareholding.

The Company's shareholders may subscribe, pursuant to Brazilian Corporate Law, class "B" common and/or preferred shares sufficient to maintain their respective proportions of interest in the total capital of the Company, as ascertained on the Cutoff Date, in compliance with the proportion of new shares to be issued under the capital increase hereby proposed.

Thus, considering that the capital increase hereby proposed meets the current proportion between existing common and preferred shares and considering the provisions under Article 171, first paragraph, letter "b" of the Corporations Law, the holders of class "A" preferred shares, during the period for the exercise of the Preemptive Right, will have the right to subscribe for sufficient class "B" preferred shares to maintain their respective proportions of interest in the Company's total capital, as ascertained on the Cutoff Date.

The treatment given to any surplus arising from preemptive rights not exercised is set forth in item "q" below.

Considering the possibility of partial approval of the capital increase, the shareholders may condition their subscription orders to the final conditions of the capital increase. Thus, upon filling out the Subscription Ballot, the shareholder should indicate the volume of shares he wishes to subscribe if: (i) all new shares subject to the capital increase are subscribed; or (ii) new shares are subscribed in proportion or minimum number of shares, defined at the shareholder's own discretion, but which may not be lower than the minimum volume corresponding to the Controlling Shareholder's subscription as a result of the AFAC's realized.

If the situation indicated in item (ii) above may be found, the shareholder shall indicate, upon subscription, if the condition is found, whether he will receive: (a) all the shares subscribed by him; or (b) the number of shares equivalent to the ratio of the number of shares actually subscribed and the maximum number of shares subject to the capital increase.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.